K R A M E R L E V I N N A F T A L I S & F R A N K E L LLP
PETER G. SMITH Partner Phone 212-715-9401 Fax 212-715-8000 PSmith@KRAMERLEVIN.com

March 22, 2013

VIA EDGAR

Nicholas P. Panos, Esq.
Senior Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Contested proxy solicitation involving Walter Energy, Inc.
Schedule 14A filed as PREC14A on March 21, 2013
Filed by Audley Capital Advisors LLP, et al.
SEC File No. 1-13711

Dear Mr. Panos:

On behalf of Audley Capital Advisors LLP, Audley European Opportunities Master Fund Limited, Audley Natural Resources Master Fund, Audley Capital Management Limited, Audley Investment Management Limited, Nage Capital Management AG and Lucio Genovese (collectively, the “Audley Group”), this will convey the Audley Group’s responses to certain further comments of the staff (the “Staff”) of the Office of Mergers & Acquisitions, Division of Corporation Finance, of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above.

The revisions to the filing described below are reflected in a revised proxy statement being filed substantially simultaneously with this letter, two copies of which, marked to reflect these revisions, are being delivered to the Staff.

1. Referring to the Audley Group’s previous response, in our letter dated March 21, 2013, to a comment of the Staff in numbered paragraph 4 of the comments set forth in the Staff’s letter dated March 18, 2013, the Audley Group acknowledges that, although its nominees, if elected, would not constitute a majority of the board, it is possible (as noted in the section entitled “Proposed Plan for Walter Energy, Inc.” in the preliminary proxy statement) that if one or more incumbent directors were absent from any particular board meeting at which a quorum were present, Audley Group nominees might constitute a majority of directors in attendance and have the voting power to approve or disapprove actions at that meeting.  The Audley Group does not believe that the potential that directors constituting less than a majority of the full board might constitute a majority of those present at any particular meeting would make those directors the equivalent of a majority of the board for purposes of Rule 14a-4(d).

2. The Audley Group acknowledges the Staff’s comments regarding certain disclosure in the section of the preliminary proxy statement entitled “Background of Proxy Solicitation,” with respect to ownership of, and transactions in, shares of the Company’s Common Stock during 2011 and the trading price of the Company’s Common Stock in July 2011, and has revised and supplemented the disclosure in question in three respects.

3. The Audley Group acknowledges the Staff’s further comment regarding the “independence” consideration raised in numbered paragraph 7 of the Staff’s March 18, 2013 comment letter, and has included additional disclosure in the section of the preliminary proxy statement entitled “Information About the Audley Group and Others.”

4. In response to the Staff’s question in that regard, the Audley Group confirms its view that Scoggin Capital Management, LLC (“Scoggin”) would not be deemed to be a “participant” in the proxy solicitation as defined in paragraphs (a) (iii), (iv), (v) and (vi) of Instruction 3 to Item 4 of Schedule 14A, for purposes of Item 5 of Schedule 14A, because, among other things, Scoggin is not a member of any committee or group which solicits proxies or is directly or indirectly taking the initiative, or engaging, in organizing, directing or arranging for the financing of a such committee or group; is not financing or joining with another to finance the solicitation of proxies; is not lending money or furnishing credit or party to any other arrangement, pursuant to any contract or understanding with a participant, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the Company in support of or in opposition to a participant; and is not soliciting proxies.

5. In response to the Staff’s question regarding such matters, the Audley Group does not believe that the fact that various Audley entities may pay or receive management fees or advisory fees which may include a performance element based on the investment performance of entities which have investments in Walter Energy, Inc. Common Stock, pursuant to arrangements which are believed to be generally customary in the industry, and which are clearly disclosed in the proxy statement, requires more extensive discussion pursuant to Item 5(b) of Schedule 14A as a “substantial interest” in a matter to be acted upon at Walter Energy’s 2013 annual meeting or a contract, arrangement or understanding with respect to the securities of the Company within the scope of that Item.  Not only does the connection with such arrangements appear attenuated, but the economic and business details of the relevant investment entity management or advisory arrangements, which include sensitive and proprietary matters, do not appear to the Audley Group to be material to shareholders of the Company in the context of the pending election contest.

6. The Audley Group acknowledges the Staff’s comment regarding certain statements in the section of the preliminary proxy statement entitled “Solicitation of Proxies,” and has revised that section accordingly.

We trust that the foregoing responses on behalf of the Audley Group will fully address the Staff’s further comments.  If you have any questions or comments regarding these responses, please do not hesitate to contact me.

Sincerely,

/s/ Peter G. Smith

Peter G. Smith